October 1, 2024
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE:
RiverSource Life Insurance Company (“Registrant”)
Registration Statement on Form S-3
File No. 333-282425
RiverSource Structured Solutions 2 Annuity
Dear Mr. Cowan:
On behalf of RiverSource Life Insurance Company (“Company”), we hereby request that the above-referenced registration statement filed on Form S-3 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). This Registration Statement was filed with the Commission on October 1, 2024.
We represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement.
If you have any questions or comments, please call me at (612) 678-5337. Thank you for your attention to this matter.
Very truly yours,
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary